

VILLAGE ROADSHOW LIMITED



Web Site: www.villageroadshow.com.au

SUPPL


RECEIVED
MAR 08 2005
185

1 March 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

S Hulls
Corporate Administrator

PROCESSED
MAR 17 2005
THOMSON
FINANCIAL

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229



Web Site: www.villageroadshow.com.au

25 February, 2005

To: Company Announcements Office
Australian Stock Exchange

By: Electronic lodgement

Announcement of Half-Year Results – December 2004

Half-year information given to ASX under Listing Rule 4.2A

Attached are the following documents for the Company's results for the half-year ended 31 December 2004:

- Appendix 4D – Half-Year Report;
- Press Release on Half-Year Report; and
- Financial Report and Directors' Report for the half-year ended 31 December 2004 together with the Independent Review Report.

This information should be read in conjunction with the most recent Annual Report of the Company for the financial year ended 30 June 2004.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

RULE 4.2A.3

APPENDIX 4D

Half-Year Report

Introduced 1/1/2003.

Name of entity:

Village Roadshow Limited

ABN:

43 010 672 054


SEC MAIL
PROCESSING
RECEIVED
MAR 0 8 2005
WASH. D.C.
185
SECTION

1. Reporting period

Half-year ended ('reporting period'):

31 December 2004

Previous half-year ended ('previous corresponding period'):

31 December 2003

2. Results for announcement to the market

					$A'000
2.1	Revenues from ordinary activities	Down	57%	To	593,386
2.2	Profit (loss) from ordinary activities after tax attributable to members	Up	9%	To	31,521
2.3	Net profit (loss) for the period attributable to members	Up	9%	To	31,521

Dividends (distributions)		Amount per security	Franked amount per security
2.4	Interim dividend (no dividend proposed for the Half-Year ended 31 December 2004)	Nil	Nil
2.5	+Record date for determining entitlements to the dividend	N/A	

2.6 Brief explanation of any of the figures reported above:

Refer attached Press Release on Half-Year Report for further details.

3. Net tangible assets per security

	Current period	Previous corresponding period
Net tangible asset backing per +ordinary security	$2.27	$1.82

4. Entities over which control has been gained or lost

Control gained over entities

4.1	Name of entity (or group of entities)	N/A
4.2	Date from which control was gained	
4.3	Where material, profit (loss) from ordinary activities after tax of the controlled entity (or a group of entities) from the date control was gained to the end of the current period	$
4.3	Where material, profit (loss) from ordinary activities after tax of the controlled entity (or a group of entities) for the whole of the previous corresponding period	$

Loss of control of entities

4.1	Name of entity (or group of entities)	N/A
4.2	Date from which control was lost	
4.3	Where material, profit (loss) from ordinary activities after tax of the controlled entity (or a group of entities) from the beginning of the current period to the date control was lost	$
4.3	Where material, profit (loss) from ordinary activities after tax of the controlled entity (or a group of entities) for the whole of the previous corresponding period	$

5. Proposed interim dividends

Date the dividend is payable: N/A

		Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
Interim dividend:	Current year	Nil	N/A	N/A
	Previous year	Nil	N/A	N/A

	Current period $A'000	Previous corresponding Period $A'000
+Ordinary securities *(each class separately)*	--	--
Preference +securities *(each class separately)*	--	--
Other equity instruments *(each class separately)*	--	--
Total	--	--

6. Dividend reinvestment plans

Dividend reinvestment plans in operation: N/A

The last date(s) for receipt of election notices for participation in any +dividend reinvestment plans: N/A

+ See chapter 19 of the ASX Listing Rules for defined terms.

7. Details of associates and joint venture entities

Equity accounted associates and joint venture entities	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) after tax	
Name of entity	Current period	Previous corresponding period	Current Period A$'000	Previous corresponding period A$'000
Associates:				
Ballarat Cinemas Pty Ltd	50.00%	50.00%	(104)	(101)
Dartina Development Ltd.	50.00%	50.00%	(474)	1,699
Golden Village Regional Pte Ltd [6]	50.00%	50.00%	(684)	--
Radio Newcastle Pty Ltd	50.00%	50.00%	1,040	741
Roadshow Distributors Pty Ltd	50.00%	50.00%	8,923	8,628
Roadshow Unit Trust [3]	--	50.00%	--	182
Sea World Property Trust	50.00%	50.00%	6,653	4,101
Tri-Village Developments BV	--	50.00%	--	--
Val Morgan Holdings Pty Ltd [2]	--	33.33%	--	1,601
Village Cinemas SA [1]	55.00%	55.00%	--	--
Warner Village Cinemas SPA [5]	50.00%	45.00%	--	39
Warner Village (Design & Build) Ltd	50.00%	50.00%	--	198
Warner Village Exhibition Ltd	49.99%	49.99%	1,462	858
Village Roadshow Distributors SA (previously Warner Roadshow Film Distributors Greece SA)[4]	--	50.00%	--	(219)
Other [7]	N/A	N/A	440	148
			17,256	**17,875**
Joint venture entities/partnerships:				
Albury Regent Cinemas Partnership	50.00%	50.00%	17	143
Warner Village Theme Parks Partnership	50.00%	50.00%	1,474	1,343
Sea World Aviation Partnership	50.00%	50.00%	31	73
Sea World Enterprises Partnership [8]	50.00%	50.00%	(43)	1
Tasmanian Cinemas Partnership	50.00%	50.00%	(140)	(240)
Warner Village Exhibition Management P/ship.	50.00%	50.00%	6	383
Warner Village Cinema Management P/ship. [8]	50.00%	50.00%	1	12
			1,346	**1,715**
Total			**18,602**	**19,590**
Other Material Interests			N/A	N/A
Total			**N/A**	**N/A**

Notes:

1. Although the group has a 55% ownership interest in the issued share capital of Village Cinemas SA, it does not control the voting rights. Consequently, the entity has been accounted for as an associate.
2. Effective 24 December 2002, the Village Roadshow Ltd. group acquired 33.33% of the Val Morgan Holdings Pty. Ltd. group, with the other 66.67% acquired by two other cinema exhibition groups equally. This acquisition resulted from the restructure of the screen advertising business conducted by Val Morgan (Australia) Pty. Ltd. and MEG Holdings Ltd. As part of the regulatory approvals for this acquisition, two of the three parties were required to divest their interests by no later than 24 June 2004. The Village Roadshow Ltd. Group disposed of its 33.33% interest effective 27 February 2004.
3. The 50% investment in the Roadshow Unit Trust was sold to Roadshow Distributors Pty. Ltd. effective 30 June 2004.
4. Effective 15 January 2004, the Village Roadshow Ltd. group acquired the remaining 50% of the shares in Warner Roadshow Film Distributors Greece SA, and from that date onwards consolidated that entity.
5. Effective 22 December 2004, the Village Roadshow Ltd. group acquired an additional 5% of the shares in Warner Village Cinemas SPA.
6. Effective August 2004, Golden Village Regional Pte Ltd was liquidated.
7. In relation to the 'Other' associates referred to above, there have been no significant changes in the state of affairs during the period.
8. The Sea World Enterprises Partnership and Warner Village Cinema Management Partnership were terminated in the half-year ended 31 December 2004.



VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

25 February 2005

RESULTS FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

OVERVIEW

Village Roadshow Limited ("VRL") today announced a net profit after tax, specific items and discontinuing operations of $31.5 million for the half-year ended 31 December 2004, an increase of 8.8% over the prior corresponding half-year result of $29.0 million.

Excluding specific items and discontinuing operations, operating profit after tax was $32.0 million compared with $41.0 million in the previous corresponding period. Key drivers of this result were higher divisional results partially offset by reduced interest income following the ordinary and preference share buy backs.

Commenting on the results, Managing Director, Graham Burke, said "The focus in the first six months was on the implementation of our capital management objectives, aimed at creating a more efficient capital structure, and in August and November 2004 we completed buy backs totalling 30% of ordinary shares. We are currently reviewing several exciting new growth opportunities which have emerged.

"Considering the strength of product in the previous corresponding period (including sequels for *Lord of the Rings, Harry Potter* and *The Matrix*), the result for Cinema Exhibition was pleasing with a broad spread of films that performed well including *Spiderman 2, Shrek 2, Bridget Jones' Diary 2, The Bourne Supremacy, Shark Tale, I Robot* and *Ocean's 12.*"

"The Film Distribution business produced a solid result, in line with the previous year, continuing to benefit from strong DVD sales as well as a good performance from the Television division."

"Theme Parks produced another good result with excellent performances from Sea World and Sea World Nara Resort in particular driving divisional profit growth."

"Strong sales initiatives by Austereo, a renewed Triple M network and advertising market growth enabled it to achieve an increased profit for the period and maintain its market leading position with 34.6% of the 18 – 39 demographic."

"The Film Production division actually achieved a higher profit of $8.2 million than in the previous corresponding period of $0.1 million, however this profit was offset by the charging of a one-off $10.6 million specific item. Increases in producer fees and a reduction in interest expense were the main contributors to the improvement in the "pre-specific" result of $8.2 million profit."

Specific items in the current period totalled a net loss of $0.9 million and included the profit on sale of Eye Shop and a legal settlement expense relating to the Film Production division. Discontinuing operations in the current period generated a net profit of $0.4 million, and included losses from Germany and Austria as well as a profit arising as a result of the sale of Taiwan.

Restructuring continued and in September 2004, VRL sold its 50% interest in the mall advertising business Eye Shop to Network Ten for $14.9 million, realising a pre-tax profit of $7.7 million.

Documentation for the sale of Taiwan was signed in October 2004, and the sale was completed after obtaining final regulatory approval on 24 February 2005.

Other achievements during the period include the settlement of disputed Australian Taxation Office adjustments in December 2004 which has no material impact on the Company's financial position for the December 2004 half-year or the full year ended 30 June 2005.

OPERATIONAL PERFORMANCE

Cinema Exhibition

Profit before tax, excluding discontinuing and specific items, of $11.1 million was a decrease of 18.3% over the previous half-year's profit of $13.6 million.

Reported EBITDA for continuing operations of $24.4 million was 12.0% lower than the previous corresponding period's EBITDA of $27.7 million. Underlying EBITDA of $28.9 million was 10.2% lower than the corresponding previous period's EBITDA of $32.2 million.

Cinema Exhibition Box Office and Underlying EBITDA from Continuing Operations [1] – A$'000

	Half-Year to December 2004			Half-Year to December 2003		
		Underlying EBITDA			Underlying EBITDA	
Geographical Segment	Gross Box Office	100%	Village Share	Gross Box Office	100%	Village Share
Australia	149,514	32,065	13,123	148,664	32,004	14,516
Asia/New Zealand	43,898	12,848	6,110	44,157	12,609	5,469
Europe	80,714	10,969	7,712	80,154	12,912	10,656
South America	8,127	3,568	1,963	7,504	2,830	1,556
Total	**282,253**	**59,450**	**28,908**	**280,479**	**60,355**	**32,197**

1. Underlying EBITDA represents Village Roadshow's equity share of trading in each territory on a grossed-up basis, i.e. ignoring the effect of corporate structuring. Reported EBITDA differs from this because there are a number of partnerships/associates whose contribution to reported EBITDA is Village Roadshow's share of their post-tax profits.

Whilst gross underlying EBITDA remains stable, the mix amongst territories and VRL's varying equity shares thereof caused a reduction in attributable earnings.

Highlights in terms of territory performance for continuing operations during the six months to 31 December 2004 included Singapore (50% owned) (admissions 12% higher than last half year) and Italy (45% owned during the period) (admissions 6% higher than last half year).

Greece (100% owned) experienced a 10% reduction in admissions and a $6.0 million reduction in earnings during a period which included the disruption of the Olympics and against a prior period which was boosted by an outstanding performance from a local film, *A Touch of Spice.*

Total underlying capital expenditure for continuing territories was a low $5.7 million compared with $9.5 million in the previous corresponding period. Overall therefore the free cash flow of the division actually increased on the prior year comparative. Only one new site at Bondi, Australia, opened in the six month period.

On a like for like basis, for those sites open for the full year, the decrease in admissions was 4% on the prior period.

List of Sites & Screens – Cinema Exhibition Division – Continuing Operations [1]

	As at June 2004		Opened/ (Closed/Sold) July 04 to Dec 04		As at Dec 2004		To be Developed Jan 05 to June 05	
	Sites	Screens	Sites	Screens	Sites	Screens	Sites	Screens
Australia	69	569	1	13	70	582	1	13
Argentina	6	69	-	-	6	69	-	-
Czech Republic	2	22	-	-	2	22	-	-
Fiji	2	10	-	-	2	10	-	-
Greece	4	44	-	-	4	44	-	-
Italy	14	146	-	-	14	146	-	-
New Zealand	13	84	-	3	13	87	-	-
Singapore	8	58	-	-	8	58	-	-
United Kingdom	5	41	-	-	5	41	-	-
Total	**123**	**1,043**	**1**	**16**	**124**	**1,059**	**1**	**13**

1. Includes all screens in which Village Roadshow has an economic interest, taking no account of ownership structure. Not included in the above chart are 18 screens in 2 sites in Austria and 78 screens in 7 sites in Taiwan as both territories have been treated as discontinuing.

In October 2004, VRL announced the sale of its interest in Taiwan to a syndicate of investors, including Golden Harvest for US$19 million (approximately A$26 million), resulting in a pre-tax profit of $2.5 million. The divestment was completed on 24 February 2005 following receipt of regulatory approvals.

Film Distribution

Film Distribution delivered another strong result for the half-year ended 31 December 2004 with profit before tax and significant items of $9.1 million slightly higher than the previous corresponding period's result of $8.8 million.

Results for the Theatrical division improved, helped by titles such as *Ocean's 12, The Grudge* and *The Notebook.*

Profit for the Home Entertainment division declined due primarily to an extremely strong previous corresponding period which included the highly successful *Lord of the Rings* and *The Matrix* sequels. However the division continued to benefit from continued growth in DVD sales due to sales of back catalogue titles.

Roadshow remained the number one distributor in the DVD arena with a 16% market share. The company remains focused on minimising copyright piracy.

The Television division produced strong profit growth during the period driven by excellent performance from The Movie Network channel and growth in pay per view revenues.

Theme Parks

The Theme Parks division experienced a 33.4% increase in earnings with operating profit before tax for the period of $9.7 million compared to $7.2 million in the previous corresponding period.

At Sea World, attendances were down by 4% however profit before tax growth of 22% was achieved due to higher spend per patron and improved margins. The Shark Bay exhibit, in its first Christmas trading period and the Dugong Discovery Exhibit were major drawcards during the six month period.

Operating profit before tax for Wet n Wild Water World was in line with that of the same period last year.

Sea World Nara resort achieved another excellent result for the half-year with growth of 4% in the room rate and occupancy at 76%, up from 73% in the previous corresponding period. High occupancy rates were helped by the Indy 300 car race, held in October 2004, and the new Shark Bay attraction at Sea World.

The Studios experienced strong growth in profitability as a result of a significantly higher utilisation than in the previous corresponding period which was an exceptionally low period.

Warner Bros. Movie World experienced marginal declines in both attendances and profitability compared to the previous corresponding period. However a new Superman escape ride and a deal with Hi-5 for concerts, appearances and a merchandise outlet are expected to contribute to improved attendances again in the 2006 financial year.

Radio

Operating profit before tax and specific items for the Radio division was up 10.2% on the previous corresponding period to $39.8 million, with reported EBITDA also up from $45.2 million last year to $48.6 million. Austereo's advertising revenue remains very strong, exceeding budget, and the new licences are likely to target a different audience segment.

The increased strength of the Triple M network was an important contributor to the results with advertising revenue growth of 26.1%. In addition to a focus on sales initiatives, this assisted Austereo in maintaining its market leading position with audience share of 34.6% for the 18 – 39 demographic in the final survey period, only marginally lower than in the previous period. Austereo's share of the mainland capital city 10 + market was 23.2%.

The Canberra and Newcastle joint venture stations set new record sales levels, from strong audience results. Austereo's Malaysian venture also posted record sales and a new long-term consulting agreement was signed in December 2004.

In October 2004, consistent with its strategy of focusing on core broadcasting operations, Austereo sold its 50% share in the integrated marketing and communications agency, Simon Richards Group.

In November 2004, Austereo completed a buy back of 12 million shares. VRL did not participate in this buy back and consequently its shareholding in Austereo increased from 59.91% at 30 June 2004 to 61.70%.

Film Production

Operating profit before tax and specific items for the Film Production division increased from $0.1 million in the previous corresponding period to $8.2 million (prior a negative specific charge of $10.6 million) in the six months to 31 December 2004. The result was primarily due to a reduction in interest expense and increase in production fees, partially offset by lower film exploitation profits.

Whilst *Catwoman* performed lower than expected, results from *Ocean's 12* performed well and close to expectations.

Films set for release to June 2005 include *Constantine* starring Keanu Reaves (released earlier this month to record performances in Asia, and with an opening four day weekend Box Office in the United States of around US$33.6 million), *Miss Congeniality 2: Armed and Fabulous* starring Sandra Bullock, *House of Wax* from Joel Silver (the Producer of *The Matrix*), and *Dukes of Hazard* based on the popular TV series.

CAPITAL MANAGEMENT

A key focus for the Company during the six months to December 2004 was creating a more efficient capital structure. The Company successfully completed two on-market buy backs of ordinary shares in the six months to 31 December 2004 with a buy back of approximately 10% of ordinary capital in August 2004 at a cost of $45.3 million, followed by a buy back of approximately 20% of ordinary capital in November 2004 at a cost of $94.8 million.

In total in the 12 month period to 31 December 2004 the company has bought back 140.1 million preferred shares and 66.5 million ordinary shares at a cost of $310 million.

The target issued capital under the Company's capital management strategy is between 235 million and 285 million shares. There are currently on issue 168.4 million ordinary shares and 110.1 million preference shares making a total issued capital of 278.5 million shares. The company is currently assessing whether or not any further buyback should be made pursuant to its capital management strategy.

This assessment is being balanced with consideration by the directors of several exciting new growth opportunities which have emerged and are currently under consideration. Those opportunities include Australian film production, retail, gaming, hotel and theme parks.

As previously announced, consideration of dividends for the year ending 30 June 2005 will be made following the review of the audited accounts for the year ending 30 June 2005 in light of the then current circumstances. It is expected that this review will take place at the end of August 2005.

Total debt of the VRL group (excluding the limited recourse Film Production debt) increased by $44.6 million in the half-year to 31 December 2004, mainly as a result of the buy-backs of ordinary shares in that period.

TAXATION

VRL settled its outstanding claim from the Australian Taxation Office ("ATO"). That claim is fully detailed in the contingent liability - income tax note in last year's annual report. On 18 February 2005, VRL was advised by the ATO as part of its normal procedures that it would be conducting a review of the VRL Group and requesting information in respect of the tax years from 2001 to 2004.

OUTLOOK

Following exceptional trading conditions in the 2004 financial year, Cinema Exhibition and Film Distribution results are likely to be lower in the 2005 financial year. Theme Parks should continue to achieve current growth levels in attendances and margins. The Film Production earnings trend should continue to stabilise but its earnings volatility will continue to be subject to the success or otherwise of films such as *Constantine*. For Austereo, the launch of additional metropolitan radio stations however is likely to affect their results in the second half of the year.

The company believes its full year profit after tax will be in line with market expectations of $40 - $42 million.

For further information please contact:	Robert Kirby – Chairman (03) 9829 0668

***A copy of this release can also be found at* www.villageroadshow.com.au**

ADDITIONAL INFORMATION: RECONCILIATION OF SEGMENT RESULT AND REPORTED EBITDA ANALYSIS – CONTINUING OPERATIONS

	Segment result [1] Excluding specific items		Operating result [1] Excluding specific items		Reported EBITDA Excluding specific items	
	Current period $A'000	Previous corresp. period $A'000	Current period $A'000	Previous corresp. period $A'000	Current period $A'000	Previous corresp. period $A'000
Cinema Exhibition	10,702	14,150	11,136	13,625	24,357	27,664
Theme Parks	10,875	9,065	9,662	7,244	14,014	13,661
Radio	44,257	41,472	39,769	36,073	48,577	45,232
Film Production	37,951	40,389	8,165	72	38,195	40,704
Film Distribution	9,109	8,810	9,109	8,810	9,616	9,573
Other (includes corporate overheads)	(50,622)	(45,146)	(15,569)	2,916	(15,724)	(10,116)
Total	**62,272**	**68,740**	**62,272**	**68,740**	**119,035**	**126,718**

	Current period $A'000	Previous corresp. period $A'000
Calculation of Reported EBITDA		
Operating profit before specific items and tax	62,272	68,740
Add:		
Amortisation of intangibles	2,970	2,534
Depreciation and amortisation (excl. intangibles)	50,208	466,899
Production amortisation	(30,949)	(448,433)
Interest expense	38,215	38,721
Tax on unit trust distributions	560	2,237
Tax on partnership profits	595	735
Goodwill on equity profits	681	792
Less:		
Interest income	(5,517)	(5,507)
Reported EBITDA (before Outside Equity Interests)	**119,035**	**126,718**

Note 1: Certain financing and investing transactions are excluded from the definition of 'segment result' under the revised AASB 1005 Segment Reporting. These transactions, which comprise interest income, interest expense, proceeds from sale of assets and the carrying value of assets sold, have been treated as unallocated for 'segment result' purposes, but are included in each segment's 'operating result' above. Operating result includes the items which are excluded from the new segment result definitions, and represents the basis under the previous segment accounting standard. EBITDA has been calculated from each segment's operating result.

Analysis of underlying EBITDA[1] from continuing operations – Cinema Exhibition

	Village Roadshow share	
	Current period $A'000	Previous corresp. period $A'000
Australia	13,123	14,516
Asia/New Zealand	6,110	5,469
Europe	7,712	10,656
South America	1,963	1,556
Total	**28,908**	**32,197**

1. Underlying EBITDA represents Village Roadshow's equity share of trading in each territory on a grossed-up basis, i.e. ignoring the effect of corporate structuring. Reported EBITDA differs from this because there are a number of partnerships/associates whose contribution to reported EBITDA is Village Roadshow's share of their post-tax profits.

ADDITIONAL INFORMATION: EXTRACT OF RESULTS: FILM PRODUCTION EXPLOITATION

	31 Dec. 2004 $A'000	31 Dec. 2003 $A'000
Statement of Financial Performance		
Sales revenue (Note 1)	193,819	1,018,326
Expenses:		
Amortisation of film production costs (Note 2)	(30,949)	(443,563)
Other film expenses (Note 3)	(130,883)	(527,066)
Borrowing costs	(26,351)	(29,562)
Other	(1,206)	(2,953)
Net Profit from film exploitation (Note 4)	**4,430**	**15,182**

Note 1:
Sales Revenue consists of film hire revenue from box office attendances in addition to exploitation revenue from video/DVD and television.

Excluded from this analysis are non-studio producer and overhead fees which have been eliminated on consolidation following the acquisition of Village Roadshow Films (BVI) Limited in February 2003.

Note 2:
Film production costs are capitalised in the Statement of Financial Position and amortised in accordance with Accounting Standard 1009: Construction Contracts. The progressive amortisation required is calculated to reflect expected ultimate profits on a pro-rata basis, dependent on the ratio of revenue earned to balance date as a percentage of total revenue expected to be earned over the lifetime of all films comprising the relevant film portfolio. In the event an ultimate loss is projected for all films in the portfolio, an amount equivalent to this loss will be written-off immediately.

Revenue expected to be earned over the lifetime of each film includes theatrical, DVD/video & television streams.

Note 3:
Other film costs include prints and advertising expenses, sub-distribution fees, participations and residuals, studio participations and other direct film costs.

Note 4:
In the half-year ended 31 December 2004, portfolio film exploitation profit of $4.4 million was recognised (31 December 2003: $15.2m).

ADDITIONAL INFORMATION: EXTRACT OF RESULTS: FILM PRODUCTION EXPLOITATION (Cont'd.)

Statement of Financial Position

	31 Dec. 2004 $A'000	30 Jun. 2004 $A'000
Current assets		
Film library	289,372	250,822
Working capital	56,141	226,066
Non-current assets		
Film library	499,296	523,104
Security deposit	90,005	101,802
Current liabilities		
Borrowings	289,372	250,822
Working capital	48,628	82,081
Non-current liabilities		
Borrowings	495,018	564,334

Statement of Cash Flows

	31 Dec. 2004 $A'000	31 Dec. 2003 $A'000
Net Operating Cash Flows:		
Receipts from customers	325,758	756,846
Payments to suppliers and employees (Note 5)	(327,341)	(685,714)
Interest and other costs of finance paid	(26,351)	(29,562)
Net Financing Cash Flows:		
Proceeds from borrowings	271,868	399,852
Repayment of borrowings	(204,659)	(424,862)

Note 5: Includes film acquisition costs of $145.2 million (2003 $200.7 million).

VILLAGE ROADSHOW LIMITED
ABN 43 010 672 054

HALF-YEAR FINANCIAL REPORT
31 DECEMBER 2004

DIRECTORS' REPORT

Your directors submit their report for the half-year ended 31 December 2004.

DIRECTORS

The names of the directors of the company in office during the half-year and until the date of this report are:
Robert G Kirby: B. Comm. – Chairman
John R Kirby: B.Ec., CPA – Deputy Chairman
Graham W Burke: - Managing Director
Peter E Foo: B.Econ.
Peter M Harvie
William J Conn: B. Comm. (Hons), MBA, CPA, ASIA
Peter D. Jonson: B. Comm., MA, Ph. D.
D. Barry Reardon: B. Arts, MBA

REVIEW AND RESULTS OF OPERATIONS

Total revenue for the group decreased by 57% to $612.0 million compared to the previous corresponding period. This was mainly due to a decrease in Film Production segment revenue of $812.5 million in the current period (with film amortisation and other film expenses correspondingly reduced by $808.8 million).

Profit from ordinary activities before tax was $59.7 million, an increase of 5% compared to the previous corresponding period. After tax and outside equity interests, the net profit attributable to members of Village Roadshow Limited was $31.5 million, compared to a profit of $29.0 million in the previous corresponding period.

After excluding specific items and discontinuing operations, the attributable net profit for the period was $32.0 million (2003: $41.0 million).

Total assets of the group decreased by $170.1 million compared to 30 June 2004, which was mainly as a result of a reduction in the Film Production division's net film library, receivables and security deposit of $167.0 million.

Summarised results are as follows (excluding specific items and discontinuing operations):

	Segment Revenue $'000	Profit before Tax $'000
Cinema Exhibition	198,600	11,136
Theme Parks	16,788	9,662
Radio	135,931	39,769
Film Production	213,923	8,165
Film Distribution	9,109	9,109
Unallocated	16,125	(15,569)
Total	590,476	62,272

ROUNDING

The amounts contained in this report and in the half-year financial report have been rounded off upon the option available to the company under ASIC Class Order 98/0100. The company is an entity to which this class order applies.

AUDITOR INDEPENDENCE

The Auditor's Independence Declaration to the Directors of Village Roadshow Limited is attached on page 3.

Signed in accordance with a resolution of the directors.



P.E. Foo
Director

Melbourne, 25 February 2005

Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Auditor's Independence Declaration to the Directors of Village Roadshow Limited

In relation to our review of the financial report of Village Roadshow Limited for the half-year ended 31 December 2004, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.



Ernst & Young



D R McGregor
Partner
25 February 2005

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
CONDENSED STATEMENT OF FINANCIAL PERFORMANCE
HALF-YEAR ENDED 31 DECEMBER 2004

	Consolidated 2004 $'000	Consolidated 2003 $'000
Revenues from ordinary activities (note 2)	593,386	1,386,376
Expenses from ordinary activities excluding borrowing costs expense (note 2)	(514,033)	(1,310,588)
Borrowing costs expense	(38,215)	(38,721)
Share of net profits of associates and joint venture entities accounted for using the equity method	18,602	19,590
Profit from ordinary activities before income tax expense	**59,740**	**56,657**
Income tax expense	(18,290)	(17,611)
Net profit after income tax expense	41,450	39,046
Profit attributable to outside equity interest	(9,929)	(10,081)
Net profit attributable to members of Village Roadshow Limited	**31,521**	**28,965**
Total revenues, expenses and valuation adjustments attributable to members of Village Roadshow Ltd and recognised directly in equity	(14,611)	3,560
Total changes in equity other than those resulting from transactions with owners as owners	16,910	32,525
Basic earnings per share (note 3)	15.47c	12.33c

There are no potential ordinary shares that are dilutive

Additional Disclosures – Dissection of Continuing & Discontinuing Results:

	Continuing Operations		Discontinuing Operations		Consolidated	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Profit from ordinary activities before income tax expense	59,362	60,795	378	(4,138)	59,740	56,657
Income tax expense	(18,290)	(17,611)	--	--	(18,290)	(17,611)
Net profit (loss) after income tax	41,072	43,184	378	(4,138)	41,450	39,046
Profit attributable to outside equity interest	(9,929)	(10,081)	--	--	(9,929)	(10,081)
Net profit (loss) attributable to members of Village Roadshow Limited (note 2)	31,143	33,103	378	(4,138)	31,521	28,965

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
CONDENSED STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2004

	Consolidated 31/12/2004 $'000	Consolidated 30/6/2004 $'000
CURRENT ASSETS		
Cash assets	95,557	110,076
Receivables	205,120	313,869
Film Library	289,372	250,822
Other	31,016	27,361
Total Current Assets	621,065	702,128
NON-CURRENT ASSETS		
Receivables	159,643	198,236
Radio Licences	464,461	464,635
Film Library	499,296	523,104
Investments accounted for using the equity method	106,888	105,221
Property, Plant & Equipment	236,266	251,547
Intangible assets	70,238	74,105
Security Deposits	91,047	102,739
Other	44,297	41,563
Total Non-Current Assets	1,672,136	1,761,150
Total Assets	2,293,201	2,463,278
CURRENT LIABILITIES		
Payables	201,654	231,509
Interest bearing liabilities	301,873	268,987
Other	53,852	34,020
Total Current Liabilities	557,379	534,516
NON-CURRENT LIABILITIES		
Payables	43,859	53,750
Interest bearing liabilities	759,643	778,677
Other	127,100	147,617
Total Non-Current Liabilities	930,602	980,044
Total Liabilities	1,487,981	1,514,560
Net Assets	805,220	948,718
EQUITY		
Share Capital	614,904	755,351
Other	190,316	193,367
Total Equity	805,220	948,718

VILLAGE ROADSHOW LIMITED
HALF-YEAR FINANCIAL REPORT
STATEMENT OF CASH FLOWS
HALF-YEAR ENDED 31 DECEMBER 2004

	Consolidated 2004 $'000	Consolidated 2003 $'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from Customers	663,919	1,156,488
Payments to Suppliers and Employees	(632,352)	(1,021,104)
Dividends and Distributions received	17,297	2,483
Partnership profits received	9,225	3,500
Interest received	5,153	5,097
Borrowing costs	(38,119)	(39,221)
Income Taxes paid	(13,579)	(16,916)
Net Cash Flows From Operating Activities (Note 4)	11,544	90,327
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of Property, Plant & Equipment	(13,443)	(10,408)
Sale of Assets	16,797	5,891
Purchase of Investments	(4,016)	-
Sale of Investments	1,562	-
Loans to Other Entities	(46,821)	(20,831)
Loans from/repaid by Other Entities	73,566	32,797
Other	(3,791)	(3,450)
Net Cash Flows From Investing Activities	23,854	3,999
CASH FLOWS (USED IN) FINANCING ACTIVITIES		
Payment for buyback of Shares	(158,072)	-
Borrowings	380,426	455,671
Repayment of Borrowings	(264,138)	(481,427)
Repayment of Convertible Debt	-	(8,311)
Dividends paid	(6,390)	(6,418)
Net Cash Flows (Used In) Financing Activities	(48,174)	(40,485)
Net (Decrease) / Increase In Cash Held	(12,776)	53,841
Cash at Beginning of Period	110,076	177,730
Effects of exchange rate changes on cash	(1,743)	(6,289)
Cash at End of Period	95,557	225,282

1. Basis of Preparation of the Half-Year Financial Report

The financial statements have been prepared in accordance with the historical cost convention unless otherwise stated. This half-year financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 1029 *Interim Financial Reporting* and other mandatory professional reporting requirements (UIG Consensus Views).

It is recommended that the half-year report is read in conjunction with the Annual Financial Report of Village Roadshow Limited as at 30 June 2004 together with any public announcements made by Village Roadshow Limited and its controlled entities during the half-year ended 31 December 2004 in accordance with the continuous disclosure requirements of the Corporations Act 2001.

For the purposes of preparing the half-year financial statements, the half-year has been treated as a discrete reporting period. This half year financial report includes condensed financial statements and does not include all the notes to the financial statements which would normally be included in the annual financial report.

The consolidated entity has followed the same accounting policies for the half-year ended 31 December 2004 as it applied at 30 June 2004.

2. Revenues and Expenses

	Consolidated 2004 $'000	Consolidated 2003 $'000
(a) Reconciliation of operating profit		
Profit from ordinary activities before income tax expense	59,740	56,657
Less: Discontinuing Operations profit (loss) before tax	378	(4,138)
Less: Specific Items profit (loss) before tax	(2,910)	(7,945)
Profit before tax excluding Discontinuing Operations & Specific Items	**62,272**	**68,740**
Income tax expense excluding Discontinuing Operations & Specific Items	(20,348)	(17,611)
Profit attributable to Outside Equity Interests excluding Discontinuing Operations & Specific Items	(9,929)	(10,081)
Net profit attributable to members excluding Discontinuing Operations and Specific Items	**31,995**	**41,048**

	Consolidated 2004 $'000	Consolidated 2003 $'000
(b) Revenues from ordinary activities		
Sales revenue	547,327	1,356,380
Total interest received	5,517	5,515
Other	40,542	24,481
Total revenues from ordinary activities	593,386	1,386,376

	Consolidated 2004 $'000	Consolidated 2003 $'000
(c) Expenses		
Total depreciation and amortisation	53,178	469,433
Total film expenses	209,276	591,085
Other	251,579	250,070
Total expenses excluding borrowing costs expense	514,033	1,310,588

(d) Specific items

The following specific items, which are included in the results shown in the Statement of Financial Performance, are relevant in explaining the financial performance of the group.

	Consolidated 2004 $'000	Consolidated 2003 $'000
Profit / (loss) on disposal of assets	7,701	(4,806)
Legal settlement – Film Production division (refer note 8(a)(iv))	(10,611)	-
Unrealised foreign exchange loss on loan due by Associate	-	(3,139)
Total profit / (loss) from specific items before tax	(2,910)	(7,945)
Income tax (expense) / credit	2,058	-
Total profit / (loss) from specific items after tax	(852)	(7,945)

3. Earnings per share

	Consolidated 2004	Consolidated 2003
(a) Earnings per share ("EPS"):		
Basic EPS	15.47 cents	12.33 cents
Total EPS (note (i))	10.04 cents	5.97 cents
(b) Earnings per share ("EPS") adjusted to eliminate discontinuing operations and specific items from the calculations (note (ii)):		
Basic EPS	15.70 cents	17.47 cents
Total EPS (note (i))	10.19 cents	8.46 cents

Weighted average number of issued Ordinary shares during the year used in determining earnings per Ordinary share (Basic EPS) was 203,755,651 (2003: 234,903,107). The weighted average number of total issued shares during the year used in determining Total EPS was 313,884,684 (2003: 485,118,254).

There are no potential Ordinary shares that are dilutive.

(i) Total EPS represents earnings per share on total Ordinary and A Class Preference shares. This is an alternative form of measurement to Basic EPS.
(ii) Alternative disclosure based on attributable net profit of $31.995 million (2003: $41.048 million).

4. Cash Flows from Operating Activities

The net cash flows from operating activities have decreased to $11.5 million for the half-year to 31 December 2004, compared to $90.3 million for the previous corresponding period. This decrease was mainly due to the operating cash flows of the Film Production division, which were an outflow of $27.9 million in the current period, compared to an inflow of $41.6 million in the previous corresponding period.

5. Major Changes in Debt and Equity Securities

(a) During the six months ended 31 December 2004, the following major changes to equity securities of the Village Roadshow Limited economic entity occurred:
 (i) Village Roadshow Limited bought-back 66,005,797 Ordinary shares on-market (which shares were subsequently cancelled), for a total cost of $140.1 million; and
 (ii) Austereo Group Limited, a controlled entity of the Village Roadshow Limited group, bought-back 12,000,000 Ordinary shares on-market (which shares were subsequently cancelled), for a total cost of $18.0 million.

(b) During the period, there were no major changes to interest-bearing liabilities.

6. Changes to Composition of Entity

There were no changes in composition to the consolidated entity which had a material impact during the half-year ended 31 December 2004.

7. Dividends

Village Roadshow Limited did not declare or pay any dividends during the half-year ended 31 December 2004.

On 20 October 2004, Austereo Group Limited, a controlled entity of the Village Roadshow Limited group, paid a fully-franked final dividend for 30 June 2004 of 3.8 cents per share.

8. Contingent Liabilities and Assets

(a) Contingent Liabilities

Contingent liabilities at 31 December 2004 are not materially different from those disclosed in the 30 June 2004 accounts, except as follows:

(i) Contingent liabilities in relation to judgement entered into against Village Roadshow Pictures (USA) Inc. ("VRP USA") for approximately USD 32 million in January 2003, and legal proceedings commenced in 2003 against Village Roadshow Limited ("VRL") and a number of other companies in the VRL group:

VRP USA's appeal against the judgement to the Supreme Court of California was rejected by that court. There are no further appeal avenues and the judgement is now final. In relation to the motion filed by the plaintiffs in August 2004 seeking to have VRL added as a judgement debtor, a hearing on that motion was held in November 2004, and in December 2004 the Judge decided against the plaintiffs and in favour of VRL. The plaintiffs have sought to appeal that decision.

In relation to the new legal proceedings commenced in 2003 by the plaintiffs against VRL and a number of other companies in the VRL group, the original trial date scheduled for January 2005 has been postponed until May 2005. The case is proceeding through discovery, depositions and other pre-trial steps.

VRL does not believe that the judgement against VRP USA or the new legal proceedings against VRL will have any material effect on VRL's financial position.

(ii) Contingent liabilities in relation to the Australian Taxation Office ("ATO") alternative assessments (including General Interest Charges) of $101.9 million (in relation to 1994) and $132.0 million (in relation to 1993):

As advised to Australian Stock Exchange Ltd. on 22 December 2004, these disputed alternative assessments were settled with the Commissioner of Taxation. It was also advised that the settlement terms were confidential, however the settlement would have no material impact on the Village Roadshow Ltd. financial position, net profit after tax for the year ending 30 June 2005 nor a material impact on its forecast cash flows.

(iii) Contingent liability in relation to Statement of Claim received from the service company of a former executive, Mr. Peter Ziegler, for more than $148 million plus a claim of a 7.5% ownership interest in the Village Roadshow Pictures division ("VRP") and the right to 7.5% of the profits of VRP:

A mediation was held in October 2004, which was not successful. The trial has been set to commence in late March 2005, running for several months.

VRL does not believe that this claim will have any material effect on its financial position.

(iv) Contingent liability in relation to proceedings in the Supreme Court of Victoria against Village Roadshow Limited and two of its subsidiaries, Medborne Pty. Ltd. and VR International Pictures Pty. Ltd., by companies associated with members and former members of accounting firm KPMG, in respect of those companies' investments in a film partnership with the two subsidiaries relating to the film, *The Matrix*.

This matter was settled in October 2004, and the settlement amount and related legal fees have been expensed in the December 2004 half-year (refer note 2(d) - Specific Items).

(b) Contingent Assets

Contingent assets are not materially different from those disclosed in the 30 June 2004 accounts.

9. Reporting by Business Segments

	Consolidated		Consolidated excluding Discontinuing Operations & Specific Items	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Segment revenue:				
Cinema Exhibition	205,212	208,913	198,600	203,168
Theme Parks	16,788	14,579	16,788	14,579
Radio	135,931	122,613	135,931	122,613
Film Production	213,923	1,026,404	213,923	1,026,404
Film Distribution	9,109	8,810	9,109	8,810
Unallocated *	31,025	24,647	16,125	18,977
Total segment revenue	611,988	1,405,966	590,476	1,394,551
Segment result:				
Cinema Exhibition	11,080	6,025	10,702	14,150
Theme Parks	10,875	9,065	10,875	9,065
Radio	44,257	41,472	44,257	41,472
Film Production	27,340	40,389	37,951	40,389
Film Distribution	9,109	8,810	9,109	8,810
Unallocated *	(42,921)	(49,104)	(50,622)	(45,146)
Total segment result	59,740	56,657	62,272	68,740

* Unallocated segment revenue includes interest income and proceeds on disposal of assets, and unallocated segment result includes interest income and expense and profit/loss on disposal of assets, in accordance with Accounting Standard AASB 1005: Segment Reporting.

Operating profit before tax (attributes unallocated items to divisional results):

	Consolidated		Consolidated excluding Discontinuing Operations & Specific Items	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
Cinema Exhibition	11,514	1,542	11,136	13,625
Theme Parks	9,662	7,244	9,662	7,244
Radio	39,769	36,073	39,769	36,073
Film Production	(2,446)	72	8,165	72
Film Distribution	9,109	8,810	9,109	8,810
Other	(7,868)	2,916	(15,569)	2,916
Total	59,740	56,657	62,272	68,740

10. Discontinuing Operations

(a) Operations classified as discontinuing in prior periods:

During the half-year ended 31 December 2004, there have been no significant changes in the amount and timing of related cash flows for those operations classified as discontinuing in prior periods. Details of the composition of the attributable net profit (loss) from those discontinuing operations for the current and previous corresponding periods are as follows:

	Consolidated 2004 $'000	Consolidated 2003 $'000
Segment/Territory:		
Cinema Exhibition - Germany	(1,376)	(3,106)
Cinema Exhibition - Austria	(1,069)	(1,458)
Total attributable net profit (loss) from discontinuing operations	(2,445)	(4,564)

(b) Operations classified as discontinuing in the current period:

As advised to Australian Stock Exchange Ltd. on 19 October 2004, the economic entity has entered into legally binding agreements for the sale of its interests in the cinema partnership in Taiwan. The interests sold were the investment in, and loan to, Warner Village Cinemas Co. Ltd., and as at 31 December 2004, the economic entity has adjusted the provision recorded against the loan to reflect the recoverable amount under the sale agreement. This sale was subject to a number of conditions, including shareholder approval by one of the purchaser's shareholders (which approval has subsequently been obtained) and local regulatory approvals, which were finalised on 24 February 2005.

Additional disclosures relating to the new Cinema Exhibition division discontinuing operation in Taiwan are as follows:

	Consolidated 2004 $'000	Consolidated 2003 $'000
(i) Financial Performance Information:		
Other revenue	323	426
Other expenses	(2,500)	-
Operating profit from discontinuing operations before tax	2,823	426
(ii) Cash Flow Information:		
Net operating cash flows	323	426
Net investing cash flows	-	-
Net financing cash flows	-	-
Total net cash flows	323	426
(iii) Financial Position / Other Information:		
Assets – carrying amount at balance date	25,392	29,080
Liabilities at balance date	-	-
Net assets at balance date	25,392	29,080
Net assets disposed of or written-down / (written-up)	(2,500)	-
Selling price of net assets disposed of	-	-
Profit on disposal / write-down of net assets	2,500	-
Tax expense relating to disposal / write-down of net assets	-	-

11. Events Subsequent to Balance Date

Other than as referred to in note 10(b), there have been no material transactions which significantly affect the financial or operational position of the economic entity since the end of the financial half-year.

12. Impacts of adopting Australian equivalents to International Financial Reporting Standards

For reporting periods beginning on or after 1 January 2005, Village Roadshow Limited must comply with Australian equivalents of International Financial Reporting Standards ("IFRS") as issued by the Australian Accounting Standards Board. The adoption of Australian equivalents to IFRS will be first reflected in the consolidated entity's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

This half-year financial report has been prepared in accordance with Australian accounting standards and other Australian financial reporting requirements ("Australian GAAP"). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the Company's financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS, as not all standards have been analysed as yet, and some decisions have not yet been made where choices of accounting policies are available. For these reasons, Village Roadshow Limited has not quantified the effects of the differences discussed below. Further, no attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

Entities complying with Australian equivalents to IFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of IFRS to that comparative period. Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

The regulatory bodies that promulgate Australian GAAP and IFRS have significant ongoing projects that could affect the differences between Australian GAAP and IFRS described below and the impact of these differences relative to the Group's financial reports in the future. The potential impacts on the Company's financial performance and financial position of the adoption of Australian equivalents of IFRS, including system upgrades and other implementation costs which may be incurred, have not been quantified as at the transition date of 1 July 2004 due to the short timeframe between finalisation of the IFRS standards and the date of preparing this report. The impact on future years will depend on the particular circumstances prevailing in those years.

Village Roadshow Limited has established a steering committee to manage the transition to IFRS reporting. The Company has allocated internal resources and engaged expert consultants to perform diagnostics and conduct impact assessments to isolate key areas that will be impacted by the transition to IFRS. As a result of these procedures, Village Roadshow Limited has graded impact areas as either high, medium or low and will address each of the areas in order of priority as represented by the gradings. Priority has been given to considering the preparation of an opening balance sheet in accordance with Australian equivalents to IFRS as at 1 July 2004.

The key potential implications of the conversion to Australian equivalents of IFRS on Village Roadshow Limited identified to date are as follows:

Intangible assets

Under the Australian equivalent to IAS 3: Business Combinations, amortisation of goodwill will be prohibited, and will be replaced by annual impairment testing focusing on the cash flows of the related cash generating unit or entity. This will result in a change to the current accounting policy, under which goodwill is amortised on a straight-line basis over the period during which the benefits are expected to arise and not exceeding a period of 20 years.

12. Impacts of adopting Australian equivalents to International Financial Reporting Standards (continued)

Impairment of assets

Tangible assets and intangible assets with finite useful lives

Under the Australian equivalent to IAS 36: Impairment of Assets, an assessment of all assets (both current and non-current, but excluding intangible assets with indefinite useful lives) for impairment triggers will be made annually and impairment testing performed at the individual asset or cash generating unit level as appropriate. The method of recognising impairment losses will differ depending on the classification of the related asset. This differs to the current accounting policy which applies recoverable amount testing to non-current assets only, based on a class of assets assessment. Further, IAS 36 requires that in the determination of value in use, pre-tax cash flows and an asset specific pre-tax discount rate are required to be used. This differs from the current accounting policy which determines recoverable amount by reference to after-tax cash flows and the after-tax weighted average cost of capital.

Intangible assets with indefinite useful lives

Under the Australian equivalent to IAS 36: Impairment of Assets, intangible assets with an indefinite useful life must be tested annually for impairment. Intangible assets with a finite useful life must be tested when indicators of potential impairment are present. In the determination of value in use, pre-tax cash flows and an asset specific pre-tax discount rate are required to be used. This differs from the current accounting policy which determines recoverable amount by reference to after-tax cash flows and the after-tax weighted average cost of capital.

Income tax

Under the Australian equivalent to IAS 12: Income Taxes, deferred tax balances are determined using the 'balance sheet' method which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the Statement of Financial Position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity. This will result in a change to the current accounting policy, under which deferred tax balances are determined using the income statement method, items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss, and current and deferred taxes cannot be recognised directly in equity.

Derivatives and hedging

Under the Australian equivalent to IAS 39: Financial Instruments: Recognition and Measurement, financial instruments must be recognised in the Statement of Financial Position and all derivatives must be carried at fair value. Further, in order to qualify for hedge accounting, certain strict designation, effectiveness and documentation criteria must be satisfied.

Equity accounting

Under the Australian equivalent to IAS 28: Investments in Associates, an investor's interest in an associate includes the carrying amount of the investment together with any long-term interests that, in substance, form part of the investors investment in the associate (e.g. long term loans). Losses recognised under the equity method in excess of the investor's investment in ordinary shares are applied to the other components of the investor's interest in an associate in the reverse order of their priority in liquidation. This may result in a change to the current accounting policy should long term receivables with associates be considered part of the interest in the associate.

12. Impacts of adopting Australian equivalents to International Financial Reporting Standards (continued)

Foreign currency translation

Under the Australian equivalent to IAS 21: The Effects of Changes in Foreign Exchange Rates, each entity is required to determine its functional currency and measure its results and financial position in that currency. In addition, an entity must select a presentation currency which may or may not be its functional currency. Any individual entity within the consolidated group whose functional currency differs from the presentation currency must translate assets and liabilities at the closing rate, and profit and loss items at the rate applied at the date of the transaction. Exchange differences are to be recognised as a separate component of equity. Should a foreign entity subsequently be sold, any accumulated translation difference in equity must be recognised in the Statement of Financial Performance. This accounting practice is not permitted under the current Australian accounting standards, which requires any accumulated translation difference to be taken directly to retained earnings rather than being recycled through the profit and loss account.

DIRECTORS' DECLARATION
31 DECEMBER 2004

In accordance with a resolution of the Directors of Village Roadshow Limited, I state that:

In the opinion of the Directors -

a) the financial statements and notes of the Consolidated Entity:

   i) give a true and fair view of the Consolidated Entity's financial position as at 31 December 2004 and of its performance for the half-year ended on that date; and

   ii) comply with Accounting Standards and the Corporations Regulations 2001; and

b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board



P.E. Foo
Director

Melbourne, 25 February 2005

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent review report to members of Village Roadshow Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements for the consolidated entity comprising both Village Roadshow Limited (the company) and the entities it controlled during the half year, and the directors' declaration for the company, for the half-year ended 31 December 2004.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the director's of the company a written Auditor's Independence Declaration a copy of which is included in the Director's Report. In addition to our review of the financial report, we were engaged to undertake other non-audit services. The provision of these services has not impaired our independence.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising Village Roadshow Limited and the entities it controlled during the half year is not in accordance with:

(a) the *Corporations Act 2001*, including:

- (i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2004 and of its performance for the half year ended on that date; and
- (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.



Ernst & Young



D R McGregor
Partner

Melbourne
25 February 2005



VILLAGE ROADSHOW LIMITED

Half Year Results Presentation
For the 6 months Ended 31 December 2004

Presentation Outline

- Strategic Highlights
- Group Overview
- Divisional Performance
- Outlook


VILLAGE ROADSHOW LIMITED



VILLAGE ROADSHOW LIMITED

Strategic Highlights

Capital Reconstruction

Capital Structure Changes

	No of Ord Shares (millions)	No of Pref Shares (millions)	Cost ($ millions)
As at 31 December 2003	234.9	250.2	
March 04 - Pref Share Buy Back		(90.1)	$104.00
May 04 - Pref Share Buy Back		(50.0)	$65.00
June / July / Aug 04 - 10% Ord Buy Back	(23.5)		$46.20
Oct / Nov 04 - 20% Ord Buy Back	(43.0)		$94.80
Total	168.4	110.1	$310.00



Other Achievements

- Exit of non core businesses
  - Sale of 50% interest in the mall advertising business, Eye Shop
  - Sale of cinema joint venture in Taiwan
- Settlement of Tax Office assessments
- Settlement of KPMG claim





VILLAGE ROADSHOW LIMITED

Group Overview

Summary

Normalised and Reported Results

	HY 2005	HY 2004	*% change*
Normalised Net Profit After Tax	31,995	41,048	*(22.1%)*
Specific Items	(852)	(7,945)	*89.3%*
Discontinuing Businesses	378	(4,138)	
Reported Net Profit After Tax	31,521	28,965	*8.8%*
Basic EPS	15.47c	12.33c	*25.5%*
Total EPS	10.04c	5.97c	*68.2%*



Specific Items

- Total specific items before tax of ($2.9) million compared to ($7.7) million last year resulting from
  - Pre tax profit on the sale of Eyeshop of $7.7 million
  - Pre tax legal settlement relating to film production of ($10.6) million
- Post tax specific items of ($0.9) million compared to ($7.9) million last year


VILLAGE ROADSHOW LIMITED

Discontinuing Businesses

- Total result from discontinuing business of $0.4 million compared to ($4.1) million for last year
  - Profit on the sale of Taiwan of $2.5 million
  - Profits from trading in Taiwan of $0.3 million
  - Losses from Austria & Germany of ($2.4) million



Reported EBITDA by Division

Reported EBITDA by Division			
	HY 2005	HY 2004	% change
Cinema Exhibition	24,357	27,664	(11.95%)
Theme Parks	14,014	13,661	2.58%
Radio	48,577	45,232	7.40%
Film Production	38,195	40,704	(6.16%)
Film Distribution	9,616	9,573	0.45%
Other	(15,724)	(10,116)	(55.44%)
Total	119,035	126,718	(6.06%)

Excluding specific items and discontinuing operations



Profit Before Tax and Minority Interest by Division

Profit Before Tax by Division

	HY 2005	HY 2004	*% change*
Cinema Exhibition	11,136	13,625	*(18.27%)*
Theme Parks	9,662	7,244	*33.38%*
Radio	39,769	36,073	*10.25%*
Film Production*	8,165	72	
Film Distribution	9,109	8,810	*3.39%*
Other	(15,569)	2,916	
Total	62,272	68,740	*(9.41%)*

Excluding specific items and discontinuing operations.

* *Excluding specific item of ($10,611) in current period.*


VILLAGE ROADSHOW LIMITED

Cash Flow

Cash Flow Summary

$'000	HY 2005	HY 2004
Cash Flows from Operations		
Production	(27,934)	41,570
Other Divisions	39,478	48,757
	11,544	90,327
Cash Flows from Investing Activities		
Net monies from associates	26,745	11,966
Net sale / (purchase) of assets	900	(4,517)
Other	(3,791)	(3,450)
	23,854	3,999





VILLAGE ROADSHOW LIMITED

Divisional Performance – Cinema Exhibition

Financial Summary

Cinema Exhibition 2004/5 Half Year Results			
	HY 2005	HY 2004	%change
Segment Revenue	198,600	203,168	(2.25%)
Underlying EBITDA	28,908	32,197	(10.22%)
Reported EBITDA	24,357	27,664	(11.95%)
Profit Before Tax	11,136	13,625	(18.27%)

Excluding specific items and discontinuing operations.


VILLAGE ROADSHOW LIMITED

Cinema Exhibition

Operational Information

- Total admissions in continuing territories down 4% from 33.9 million to 32.7 million
  - Singapore and Italy strong
  - New Zealand and Greece weaker
- Increase in VRL interest in Italy from 45% to 50% in December 2004
- Only 1 new site at Bondi


VILLAGE ROADSHOW LIMITED



VILLAGE ROADSHOW LIMITED

Divisional Performance – Radio

Financial Highlights

- Segment revenue grew 10.8%
- EBITDA margin holding strong at 36%
- Radio market growth 13.7%
- Low gearing – Interest Cover of 10.1 times
- VRL share increased to 61.70%.


VILLAGE ROADSHOW LIMITED

Financial Summary

Radio 2004/5 Half Year Results

	HY 2005	HY 2004	% change
Segment Revenue	135,931	122,613	10.86%
EBITDA	48,577	45,232	7.40%
Profit Before Tax	39,769	36,073	10.25%

Dividend from Radio for 6 months to December 2004 - $9.6m


VILLAGE ROADSHOW LIMITED

Radio

Operational Highlights

- Market leader
  - 38.2 % of under 40 market
  - 23.9% of 10 + market
- Triple M network rebuild - ad revenue up 26.1% and building
- Joint venture operations in Canberra and Newcastle reported record sales and market survey results
- Sale of 50% interest in Simon Richards Group



VILLAGE ROADSHOW LIMITED



VILLAGE ROADSHOW LIMITED

Divisional Performance – Film Production

Film Production

Financial Summary

Film Production 2004/5 Half Year Results	HY 2005	HY 2004	% change
Segment Revenue	213,923	1,026,404	(79.16%)
Reported EBITDA	38,195	40,704	(6.16%)
Profit Before Tax*	8,165	72	

- Timing of films key driver of change in segment revenue

** Excluding specific item of ($10,611) in current period.*

Film Production

Additional Financial Information

Exploitation Fee Summary	HY 2005	HY 2004
Sales Revenue	193,819	1,018,326
Amortisation of Film Production Costs	(30,949)	(443,563)
Other Film Expenses	(130,883)	(527,066)
Borrowing Costs	(26,351)	(29,562)
Other	(1,206)	(2,953)
Net Profit from Film Exploitation	4,430	15,182





VILLAGE ROADSHOW LIMITED

Divisional Performance – Theme Parks

Financial Highlights

- Profit before Tax up 33%
- Studios performance improved – but off a low base
- Higher spend per person drove 22% profit increase at Sea World


VILLAGE ROADSHOW LIMITED

Financial Summary

Theme Parks 2004/5 Half Year Results

	HY 2005	HY 2004	%change
Segment Revenue	16,788	14,579	15.15%
Reported EBITDA	14,014	13,661	2.58%
Profit Before Tax	9,662	7,244	33.38%



Operational Highlights

- Sea World's Shark Bay's first Christmas trading period
- Sea World's new Dugong exhibit opened at Christmas
- Paradise Country officially opened in September 2004
- Studio's at near capacity with the production of two World Wrestling Entertainment films


VILLAGE ROADSHOW LIMITED



VILLAGE ROADSHOW LIMITED

Divisional Performance – Film Distribution

Financial Summary

Film Distribution 2004/5 Half Year Results			
	HY 2005	HY 2004	% change
Segment Revenue	9,109	8,810	3.39%
Reported EBITDA	9,616	9,573	0.45%
Profit Before Tax	9,109	8,810	3.39%



Operational Highlights

- Maintained market leading position in DVD/video market with 16% share
- Strong growth from back catalogue titles
- Strong performance from Television division


VILLAGE ROADSHOW LIMITED



VILLAGE ROADSHOW LIMITED

Outlook 2004/5

2004/5 Outlook

Cinema Exhibition

- Conclusion of Taiwan sale in February 2005
- New site development
  - Karingal, Aust (May 2005)
  - Greece replacement sites – Maroussi and Salonica (Sept 2005)
- Gold Class expansion in Australia


VILLAGE ROADSHOW LIMITED

Radio

- New competition – Brisbane and possibly Sydney and Melbourne
- Ad market growth of 5% - 7%
- Continue to accelerate Triple M growth momentum
- Continued marketing initiatives
- Forecast EBIT June 2005 full year $64 - $68 million


VILLAGE ROADSHOW LIMITED

Film Production

- Films to be released in the next 6 months include : *Constantine, Miss Congeniality 2: Armed and Fabulous, House of Wax* and *Dukes of Hazard*
- The highly anticipated *Charlie and the Chocolate Factory* will be released in July 2005


VILLAGE ROADSHOW LIMITED

2004/5 Outlook

Theme Parks

- Movie World : Construction to begin on the Superman Escape coaster in April 2005 with a December 2005 opening date.
- Attendance growth and margins expected to remain at current levels



2004/5 Outlook

Film Distribution

- DVD and theatrical product line up includes *Ocean's 12*, *Racing Stripes*, *Miss Congeniality 2: Armed and Fabulous* and *The Lord of the Rings* extended DVD packs
- Second half generally quieter – without Christmas trading period


VILLAGE ROADSHOW LIMITED